Corporate Resources Services, Inc.

160 Broadway

11th Floor

New York, New York 10038

                                                                                                            May 10, 2010

Joseph M. Kempf
Senior Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

RE:       Form 10-K for the Fiscal Year Ended September 30, 2009
Filed by Accountabilities, Inc. on December 28, 2009
File No. 0- 307344

Dear Mr. Kempf:

Below are the responses from Corporate Resources Services, Inc. (“CRS” or the “Company”) with respect to the comment letter dated March 30, 2010, sent to the Company regarding the above referenced filing.  The discussion below is presented in the order of the numbered comments in the comment letter.  For your convenience, each of the Company’s responses are preceded with an italicized recitation of the corresponding comment set forth in the comment letter.

Form 10-K

Financial Statements

Statement of Operations, page F-5

1. We note your response to comment 3, however we continue to believe that Corporate Resources Services, Inc., as a subsidiary of TSE, is acting on its behalf as an agent when placing TSE employees in temporary positions.

Response

Although the Company is currently majority-owned by Tri-State Employment Services, Inc. (“TSE”), the Company continues to believe that it is not acting as a placement agent on behalf of TSE.  In response to the Staff’s telephone conversation with the Company’s outside counsel on April 8, 2010, the Company reviewed its files with respect to the Client Service Agreement (the “Agreement”) dated August 1, 2006 between Accountabilities, Inc. and TSE.  During the course of this review, it came to the Company’s attention that it did not previously file the first page of the Agreement, the form of Schedule A was not previously filed and Schedule B to the Agreement, which sets forth the billing rate TSE may charge Accountabilities, has been revised and was never filed with the SEC.  The Company will file with the SEC the missing information along with the rest of the Agreement with its next Form 10-Q.  Note that, given the sensitive commercial and financial information provided in Schedule B to the Agreement, the Company will seek confidential treatment of certain information on such schedule pursuant to Rule 24b-2 of the Securities Exchange Act of 1934 and pursuant to the Freedom of Information Act.  In the interest of time, the Company is providing you with an unredacted copy of the Agreement under separate cover pursuant to Rule 12b-4 under the Securities Exchange Act of 1934 while it prepares and submits its confidential treatment request.

The Company hereby confirms that the Agreement is the only current employee leasing arrangement between the Company and TSE. The Company hereby confirms that the Agreement became effective in January 2006 and that at such time, neither TSE nor any of its affiliates owned any shares of the Company’s common stock.  It was not until several months later that TSE or its affiliates first acquired any shares in the Company.  By December 31, 2006, TSE or its affiliates owned less than 10% of the Company’s shares then outstanding.  With respect to the billing rate information included in Schedule B, which information has been revised since the Agreement was executed, TSE charges the Company TSE’s current market rate that it charges its other customers for such services.  Thus, while Schedule B has been updated since the Agreement was executed, the updated billing information is consistent with TSE’s billing rates with its other PEO clients.

In addition, in response to the Staff’s telephone conversation with the Company’s outside counsel on April 8, 2010, the Company is providing under a separate cover letter an employer services vendor agreement involving Tri-State Staffing, Inc., a subsidiary of TSE, pursuant to which Tri-State Staffing provides staffing services to one of its clients, and a representative staffing agreement involving Accountabilites pursuant to which Accountabilites provides staffing services to one of its clients.  These supplemental materials are being provided pursuant to Rule 12b-4 under the Securities Exchange Act of 1934.  In accordance with this request and consistent with the protection of investors and the provisions of the Freedom of Information Act, the Company requests that the Staff return the supplemental materials to the Company at the address listed above after the Staff has completed its review. Additionally, the Company has requested that the Staff afford confidential treatment under the Freedom of Information Act to these supplemental materials pursuant to the provisions of 17 C.F.R. Section 200.83.

2. Explain to us why, when accounting for the exchange of the ReStaff debt held by your parent for common shares, you did not value the common shares at their trading price.  Also in this regard, tell us why it is not appropriate to recognize a charge as a result of the termination of debt.

Response

The Company’s Form 10-Q for the first quarter of the 2010 fiscal year disclosed, in Note 7 to the interim financial statements, that on December 29, 2009, TSE acquired certain of the Company’s debt obligations from a third party and TSE and the Company entered into an exchange agreement on the same day.  Pursuant to the exchange agreement, all obligations associated with such debt, including the outstanding principal and accrued interest on that date, were satisfied through the issuance of 2,333,333 shares of the Company’s unregistered common stock.  As disclosed in Note 7 and as reflected in the Statements of Cash Flow, the Company recorded a loss of $501,000 in connection with this transaction. This loss was based on the fair value of the 2,333,333 shares at the market price of $0.49 per share, which was the average of the high ($0.50) and the low ($0.48) sales price on that day, net of the carrying amounts of the debt and related accrued interest.

14. Commitments and Contingencies

3. We note in your response to comment 2 that you are charging general and administrative expenses over the remaining term of the lease for the vacated premises in New Jersey. Please explain to us your consideration of the guidance in paragraphs ASC 420-10-30-7 through 30-9 when accounting for the lease termination and expand your disclosure in future filings to reflect your full compliance with this guidance.

Response

As of December 31, 2009, the Company was continuing to account for this lease as an operating lease and was charging general and administrative expenses over the remaining term of the lease for the vacated premises in New Jersey because a lease commitment remained in effect.  The Company has reviewed the guidance in ASC paragraphs 40-10-30-7 through 9 and believes that it has correctly applied the requirements.

While the Company may have vacated the premises in November 2009, it  retained the full right to use the premises until January 2010.  In January 2010, the landlord began renovating the premises to suit a new tenant; consequently, the Company believes that the cease-use date occurred in January 2010 because that is when the premises were no longer available for its use.  Therefore, the financial statements for the fiscal quarter ended March 31, 2010 will reflect a liability of approximately $300,000 for the remaining lease rentals, as adjusted in accordance with ASC 420-10-30-8.

Please contact me at (646) 443-2380 should you have any questions or require further information.  Please advise us if we can assist you in order to facilitate the review of the above-referenced documents.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jay H. Schecter
Jay H. Schecter Chief Executive Officer

cc:        Michael Bernstein

            Kenneth L. Henderson, Esq.